

May 27, 2014

Via U.S. Mail
Mr. C. Stephen Guyer, CFO
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

>   **Re: Colorado Goldfields Inc.**
>   **Form 10-K for Fiscal Year Ended August 31, 2013**
>   **Filed December 16, 2013**
>   **File No. 000-51718**

Dear Mr. Guyer:

We have received your response to our comments in your correspondence dated May 20, 2014 and have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending August 31, 2013 filed December 16, 2013

1.   We note your response to comment 1 in which you propose to respond prospectively prior to your company's next annual filing on or before August 31, 2014. We re-issue comment 1. Please provide draft disclosure of your proposed changes to the appropriate paragraphs, sections, and/or pages or amend your filing, within the time frame specified above.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

>   Sincerely,
>
>   /s/ John Reynolds
>
>   John Reynolds
>   Assistant Director